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                                                                    Exhibit 18.1

May 21, 1998

To GT Interactive Software Corp.:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

During the fourth quarter of 1997, the convergence of marketplace forces led the Company to reconsider its royalty advance evaluation process. Rapid technological innovation, shelf-space competition, shorter product life cycles and buyer selectivity have made it extremely difficult to determine the likelihood of individual product acceptance and success. As a result, the Company expensed royalty advances of $73,821,000 on products that were in development or on sale as of December 31, 1997. The Company has, effective January 1, 1998, changed its accounting for future royalty advances, treating such costs as research and development expenses, which are expensed as incurred. These changes will create symmetry in accounting for both internally and externally developed products.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.


Very truly yours,

ARTHUR ANDERSEN LLP